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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



              APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES
                        PURSUANT TO SECTION 12(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         Commission file number: 1-5740


                               DIODES INCORPORATED
             (Exact name of registrant as specified in its charter)


               DELAWARE                                  95-2039518
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                            3050 EAST HILLCREST DRIVE
                       WESTLAKE VILLAGE, CALIFORNIA 91362
          (Address of principal executive offices, including Zip Code)


Securities to be withdrawn pursuant to Section 12(d) of the Securities Exchange Act of 1934:

                     Title of each class to be so withdrawn:
                        COMMON STOCK, $0.66 2/3 PAR VALUE


          Name of each exchange on which each class is to be withdrawn:
                             AMERICAN STOCK EXCHANGE

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               Diodes Incorporated (the "Company") hereby applies to withdraw the Common Stock, $0.66 2/3 par value, of the Company (the "Common Stock"), from listing and registration on the American Stock Exchange ("AMEX"), pursuant to
Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d2-2(d) promulgated thereunder.

               The Company has complied with Rule 18 promulgated by AMEX by filing with AMEX a certified copy of the preambles and resolutions adopted by the Company's Board of Directors authorizing the foregoing withdrawal and setting forth in detail the reasons for such withdrawal and the facts in support thereof. In authorizing the withdrawal, the Board of Directors considered (i) the advantages to the Company and its stockholders of listing the Common Stock for trading on the Nasdaq National Market ("Nasdaq") and (ii) the disadvantages of maintaining dual listings of the Common Stock on both Nasdaq and AMEX. In particular, the Board of Directors (i) determined that there was no advantage to listing the Common Stock on both Nasdaq and AMEX, (ii) considered the costs of maintaining the dual listing, and (iii) determined that the dual listing would fragment the market for the Common Stock. A certified copy of the preambles and resolutions adopted by the Board of Directors is attached as Exhibit A.

               Trading in the Common Stock on Nasdaq commenced at the opening of business on June 19, 2000, and concurrently therewith trading in the Common Stock on AMEX was suspended.

               AMEX has informed the Company that it has no objection to the withdrawal of the Common Stock from listing and registration on AMEX. A copy of the letter of AMEX to that effect is attached as Exhibit B.

               This Application relates solely to the withdrawal from listing and registration of the Common Stock from AMEX and shall have no effect upon the continued listing of the Common Stock on Nasdaq.


                                    SIGNATURE


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Application to be signed on its behalf by the undersigned thereto duly authorized.


Dated:  June 19, 2000

DIODES INCORPORATED

By: /s/ Carl Wertz
Carl Wertz,
Chief Financial Officer

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                                    EXHIBIT A


        WHEREAS, the Common Stock of this corporation is listed for trading on the American Stock Exchange ("AMEX"); and

        WHEREAS, it has been proposed to this Board of Directors that the Common Stock of this corporation be withdrawn from listing and resignation on AMEX and listed for trading on the Nasdaq National Market ("Nasdaq"); and

        WHEREAS, it is deemed to be in the best interests of this corporation and its stockholders that the Common Stock of this corporation be listed for trading on Nasdaq to improve the price performance, price volatility, trading volume and liquidity of the Common Stock of this corporation by obtaining the increased sponsorship of market makers, and the increased investor awareness and the association with technology and growth companies afforded by Nasdaq; and

        WHEREAS, this Board of Directors (i) has determined that there is no advantage to listing the Common Stock of this corporation on both AMEX and Nasdaq, (ii) has considered the costs of maintaining the dual listing and (iii) has determined that the dual listing would fragment the market for the Common Stock; and

        WHEREAS, it is deemed to be in the best interests of this corporation and its stockholders that the Common Stock of this corporation be withdrawn from listing and registration on AMEX and listed for trading on Nasdaq;

        NOW, THEREFORE, BE IT RESOLVED: That each officer of this corporation hereby is authorized and directed by and on behalf of this corporation and in its name to execute and deliver such documents and to take such actions as such officer, in his sole and absolute discretion, may deem to be necessary or advisable to cause the Common Stock of this corporation to be withdrawn from listing and registration on AMEX and listed for trading on Nasdaq, including, but not limited to, preparing, executing on behalf of this corporation and filing applications pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d2-2(d) promulgated thereunder by the Securities and Exchange Commission and Rule 18 promulgated by AMEX.

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                                    EXHIBIT B

NASDAQ - AMEX
Douglas D. McKenney, CFA
Associate Director
Listing Qualifications
The American Stock Exchange

February 22, 2000

Mr. Carl Wertz
Chief Financial Officer
Diodes Incorporated
3050 Hillcrest Drive
Westlake, CA 91362

Dear Mr. Wertz

We have reviewed a copy of the resolutions adopted by the Board of Directors of Diodes Incorporated on February 18, 2000 which authorizes the withdrawal of the Company's Common Stock from listing and registration on the Exchange. On the basis of those resolutions, we have determined not to impose an objection to your filing an application with the Securities and Exchange Commission to remove the issue from listing on the Amex. As provided by SEC rule 12d2-2, a copy of this application should be sent to the attention of Jim Carkhuff at the Exchange.

We also wish to advise that in view of the Company's pending listing on the Nasdaq, we will not require the Company to give its stockholders prior notice of its intention to file such an application.

Should you have further questions regarding this matter, please do not hesitate to contact Mr. Carkhuff at 877.479.1855.

Very Truly Yours,

/s/ Douglas D. McKenney

FAX/FEDEX


The Nasdaq-Amex Market Group, an NASD Company 9801 Washingtonian Boulevard, Gaithersburg, MD 20878